Lightspeed Announces Second Quarter 2023 Financial Results
Operating discipline helped Lightspeed deliver Adjusted EBITDA ahead of outlook
Revenue ahead of outlook, grew 38% YoY to $183.7M (41% growth in constant currency1)
Customer Locations processing more than $500,000/year in GTV grew by ~25% YoY
Strong upsell of Lightspeed Payments drove ARPU2 growth of 25%
Gross Payments Volume of $3.7 billion grew 86% YoY
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, November 3, 2022, /CNW Telbec/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced financial results for the three and six months ended September 30, 2022.
"This is a critical moment in time for our customers in retail and hospitality." said JP Chauvet, CEO of Lightspeed. "They are recognizing that technology is the key to evolving their businesses. Lightspeed's omni-channel commerce platform helps SMBs automate mundane tasks, better connect with consumers and act on compelling data insights, which is why we continue to see strong demand for our technology solutions."
In the quarter, Lightspeed delivered revenue ahead of previously established outlook despite headwinds from foreign exchange fluctuations. Strong GTV and ARPU performance were a result of the Company's purposeful pursuit of the right customers whose higher GTV and more complex needs make them an ideal fit for Lightspeed's industry leading solutions. In addition to strong financial performance, the Company also moved to strengthen its senior management team with the hiring of former Google executive Ryan Tabone as Chief Product and Technology Officer and the promotion of JD Saint-Martin to President.
"Lightspeed was able to continue to deliver strong revenue growth of 41% on a constant currency basis in the quarter while delivering Adjusted EBITDA performance that was better than our outlook given our focus on operating discipline across the business." said Asha Bakshani, Chief Financial Officer of Lightspeed. "The Company has been focused on attracting the right profile of customer, and on expanding Lightspeed Payments adoption. These efforts were evident in our strong Gross Payment Volume and ARPU performance, and significantly improved Adjusted EBITDA margins, striking a balance between growth and the pursuit of profitability."
Second Quarter Financial Highlights
(All comparisons are relative to the three-month period ended September 30, 2021 unless otherwise stated):
•Total revenue of $183.7 million, an increase of 38%, or 41% in constant currency1
•Subscription revenue of $74.5 million, an increase of 25%
•Transaction-based revenue of $101.3 million, an increase of 56%
•Net loss of ($79.9) million, or ($0.53) per share, as compared to a net loss of ($59.1) million, or ($0.43) per share, representing (43.5)% of revenue versus (44.4)%. After adjusting for certain items such as acquisition-related costs and share-based compensation, Adjusted Loss1 was ($7.5) million, or ($0.05) per share1
•Adjusted EBITDA1 loss of ($8.5) million, representing (4.6)% of revenue1 versus previously-established outlook of an Adjusted EBITDA1 loss of ($10.0) million
•As at September 30, 2022, Lightspeed had ~$863 million in unrestricted cash and cash equivalents
1 Non-IFRS measure or ratio. See “Non-IFRS Measures and Ratios” and the reconciliation to the most directly comparable IFRS measure or ratio included in this press release.
2 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.

In its third fiscal quarter of 2022, Lightspeed completed the acquisition of Ecwid, Inc. The table below distinguishes certain quarterly financial measures and key performance indicators between Lightspeed's operations without Ecwid and those of the acquired company for the quarter ended September 30, 2022.3

Q2 Summary	Lightspeed	Ecwid	Consolidated

Total revenue ($M)	$176.2	$7.5	$183.7
GTV ($B)[3]	$21.7	$0.6	$22.3
Customer Locations[3]	~167,000	~153,000	~320,000
ARPU[3]	$337	$15	$182
Additionally, fluctuations in foreign exchange rates acted as a headwind in the quarter. The table below highlights the impact of foreign exchange on revenue and GTV for the three and six months ended September 30, 2022.

Constant Currency Expressed in millions of US dollars for revenue and billions of US dollars for GTV	Three months ended September 30, 2022		Six months ended September 30, 2022
	Revenue	GTV	Revenue	GTV

Total revenue as reported and total GTV as reported	$183.7	$22.3	$357.6	$44.4
Foreign currency exchange impact on revenue and GTV	$3.5	$1.5	$6.4	$2.8
Revenue at constant currency[1] and GTV at constant currency[3]	$187.2	$23.8	$364.0	$47.2

Revenue growth rate and GTV growth rate	38%	18%	44%	26%
Revenue growth rate at constant currency[1] and GTV growth rate at constant currency	41%	26%	46%	34%
	Three months ended September 30, 2021		Six months ended September 30, 2021
Total revenue as reported and total GTV as reported	$133.2	$18.8	$249.1	$35.2
Operational Highlights
•Total revenue of $183.7 million was up 38% year-over-year due primarily to strong organic growth and $7.5 million in revenue from our acquisition of Ecwid. On a constant currency basis1 revenue grew 41%.
•Subscription and transaction-based revenue grew 41% year-over-year to $175.8 million. Organic4 growth in subscription and transaction-based revenues was 35% year-over-year.
•Subscription revenue increased 25% year-over-year to $74.5 million. Subscription revenue was positively impacted by the acquisition of Ecwid along with a growing Customer Location base and expanding ARPU.
•Transaction-based revenue of $101.3 million grew by 56% year-over-year. The strong performance was a result of continued growth in GTV and an increasing portion of that GTV being processed through the Company's payments solutions. GPV3 increased approximately 86% to $3.7 billion from $2.0 billion in the same period last year.
•In the quarter, Lightspeed remained focused on attracting the right customer profile, those with higher GTV and more complex needs - customers for which we believe the Company's industry-leading solutions are ideally suited. As a result, monthly ARPU for Customer Locations grew by 25% to approximately $337 compared to approximately $270 in the same quarter last year. Subscription ARPU increased to $136 from $128 a year earlier. Lightspeed's customer base continued to shift towards higher GTV Customer Locations with the number of Customer Locations with GTV of over $500,000/year5 increasing by approximately 25% year-over-year, and Customer Locations with over $1 million/year in
3 Key Performance Indicator. See “Key Performance Indicators”
4 References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic growth only to the extent of the same months they were included in the prior comparable period.
5 A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

GTV increasing by approximately 30%. Conversely, the number of Customer Locations processing under $200,000/year in GTV shrank on a year-over-year basis. Customer Locations with GTV of over $500,000/year have a substantially lower churn rate and higher lifetime value for Lightspeed compared to lower GTV/year customers. Total Customer Locations increased to approximately 167,000 from approximately 166,000 in the previous quarter. The above Customer Location and ARPU numbers exclude ~153,000 Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a monthly ARPU of approximately $15 per Customer Location.
•Selected customer wins include: L'Osteria, with over 130 locations in Germany and expanding throughout Europe, has signed up for Lightspeed Restaurant and Lightspeed Payments; Spa L'Occitane, a five star resort and spa in France, is also adopting Lightspeed Restaurant and Lightspeed Payments; The Consulate in Manhattan's Upper West side, a French casual dining restaurant, chose Lightspeed for its strong analytics functionality; Everytable, with 53 locations serving grab and go delivery meals will be adopting Lightspeed Retail and Payments and Anheuser-Busch InBev has chosen Lightspeed's e-commerce solution for their headless commerce initiatives in South America.
•For the quarter, Lightspeed's customers processed GTV of $22.3 billion, up 18% year-over-year (15% on an organic basis). On a constant currency basis GTV grew by 26%. GTV growth outpaced location growth partially due to the Company adding higher GTV locations. Omni-channel retail GTV grew by 21% whereas hospitality GTV grew by 16%. The addition of higher GTV customers within retail helped offset declining consumer spending in certain verticals. Within hospitality, GTV growth was impacted by deteriorating foreign exchange rates in the quarter.
•Adjusted EBITDA1 loss in the quarter was $(8.5) million versus $(8.7) million in the same quarter last year. As a percentage of revenue1, Adjusted EBITDA1 loss was (4.6)% versus (6.5)% for the same quarter last year. Adjusted EBITDA loss came in better than Lightspeed's previously-established outlook due to ongoing financial discipline and slightly-better-than-expected revenue.
•In the quarter, the Company announced the addition of Ryan Tabone to its executive leadership team in the role of Chief Product and Technology Officer. Mr. Tabone comes to Lightspeed from Google where he was involved in building Google's Chromebook and more recently acted as the Vice President & General Manager of Google Pay and Google Finance. In addition, after the quarter, Lightspeed promoted JD Saint-Martin to the role of President. Mr. Saint-Martin will be directly accountable for the strategic direction and overall performance of all of Lightspeed's verticals.
•As of September 30, 2022, $12.6 million of merchant cash advances were outstanding, up 35% from the previous quarter.
Financial Outlook6
The following outlook supersedes all prior statements made by the Company and is based on current expectations. Lightspeed's second quarter results were strong with growing subscription and transaction-based revenue. The Company continues to execute in areas it controls but is facing macroeconomic conditions that are negatively impacting the business and certain assumptions underlying its previous outlook for the fiscal year ended March 31, 2023. Chief among these are greater-than-expected changes in foreign exchange rates that Lightspeed expects will impact the Company by approximately $10-$15 million in revenue for the full year. In addition, the Company believes that the uncertain macroeconomic environment is reason for increased caution through the second half of the year and particularly for the busy holiday season. As a result, Lightspeed has amended its financial outlook and expects revenue and Adjusted EBITDA1 to be in the following ranges and estimates:
6 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Statements” and "Financial Outlook Assumptions" of this press release.

The Company now expects annual revenue at constant currency1 of $740 to $750 million, as compared to its previously issued outlook of revenue of $740 to $760 million. After incorporating the impact of new foreign exchange rate assumptions and a more cautious view of the macroeconomic environment, the Company expects revenue to be $730 to $740 million.
For the third quarter, the Company expects revenue at constant currency1 of $189 to $194 million, and $185 to $190 million in revenue after incorporating the impact of new foreign exchange rate assumptions and a more cautious view of the macroeconomic environment.
Despite the updated revenue outlook, the Company expects to achieve Adjusted EBITDA1 loss of approximately ($40) million, or approximately (5)% as a percentage of revenue, within the previous outlook for Adjusted EBITDA1 loss of ($35) to ($40) million. For the third quarter, Adjusted EBITDA1 loss is expected to be approximately ($9) million, or approximately (5)% as a percentage of revenue.
In addition, the Company remains confident in its expectation that it should reach Adjusted EBITDA1 break even7 for the fiscal year ended March 31, 2024.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, November 3, 2022. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on November 3, 2022, until 11:59 p.m. Eastern Time on November 10, 2022, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and six months ended September 30, 2022 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA and revenue at constant currency included in our financial outlook for the third quarter and full year ended March 31, 2023, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to a resurgence of the virus or the proliferation of a new variant thereof; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our Customer Locations in line with our planned levels; revenue streams resulting from partner referrals remaining in line
7 Financial outlook, please see the section entitled "Long-Term Financial Outlook" in this press release for the assumptions, risks and uncertainties related to Lightspeed's Adjusted EBITDA break even, and the section entitled "Forward Looking Statements".

with historical rates (particularly in light of the continued expansion of our payments solutions, which compete with the solutions offered by some of these referral partners); customers adopting our payments solutions having an average GTV at or above that of our planned levels; future uptake of our payments solutions remaining in line with past rates and expectations, including that transaction-based revenue growth will be more than twice the rate of subscription revenue growth year-over-year; gross margins reflecting this trend in revenue mix; our ability to price our payments solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our ability to manage customer churn; our ability to manage customer discount and payment deferral requests; and assumptions as to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence of the COVID-19 virus or any variants or mutations in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; the Russian invasion of Ukraine and reactions thereto; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout and adoption of our payments solutions; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our inability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our inability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates, consumer spending trends; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Long-Term Financial Outlook
Our long-term targets reflect the current trend of customer adoption of our payments solutions resulting in an increased proportion of transaction-based revenue relative to higher margin subscription-based revenue. Our long-term targets also reflect a gradual increase in operating leverage, including as a result of increased ARPU and the benefits of increased scale in our primary operating expense lines. Our long-term targets constitute financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.

A number of assumptions were made by the Company in preparing our long-term targets, including:
•Economic conditions in our core geographies and verticals, including consumer confidence, disposable income, consumer spending and employment, remaining at close to current levels.
•The COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets.
•Customer adoption of our payments solutions in line with past rates and expectations, with new customers having an average GTV at or above planned levels.
•Gross margin continuing to decrease as a percentage of revenue as more customers adopt our payments solutions.
•Our ability to price our payment processing solutions in line with our expectations.
•Our ability to achieve success in the continued expansion of our payments solutions.
•Revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of our payments solutions, which compete with the solutions offered by some of these referral partners).
•Long-term growth in ARPU of 10% or more per year, including growth in subscription ARPU, in line with past rates and expectations, driven by customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities, including our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we prioritize our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Growth in Customer Locations in line with our strategy of focusing our attention on higher GTV customers.
•Our ability to successfully integrate acquired companies and to derive expected benefits from such acquisitions.
•Our ability to attract, develop and retain key personnel.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discounts and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Our ability to successfully sell our Lightspeed Capital offering to our customers.
Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•The COVID-19 pandemic, including the risk of any new or continued resurgence in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses, payment deferrals and delayed purchase decisions.
•The Russian invasion of Ukraine and reactions thereto.
•Supply chain risk and the impact of shortages in the supply chain on our merchants.
•Other macroeconomic factors affecting SMBs, including inflation, changes in interest rates and consumer spending trends.
•Our ability to manage the impact of foreign currency fluctuations on our revenues and results of operations.
•Our ability to implement our growth strategy and the impact of competition.

•The substantial investments and expenditures required in the foreseeable future to expand our business.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our ability to continue the acceleration of the global rollout and adoption of our payments solutions.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Litigation and regulatory compliance.
•Our ability to expand our sales capability and maintain our customer service levels and reputation.
•Gross profit and operating expenses being measures determined in accordance with IFRS, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve profitability on our intended timeline or at all.
See also the section entitled “Forward-Looking Statements” in this press release.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montreal, Canada, Lightspeed is dual listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter

Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Loss", "Adjusted Cash Flows Used in Operating Activities", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", "Non-IFRS sales and marketing expenses" and "Revenue at constant currency" and certain non-IFRS ratios such as "Adjusted EBITDA as a percentage of revenue", "Adjusted Loss per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", "Non-IFRS sales and marketing expenses as a percentage of revenue" and "Revenue growth at constant currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation. During the three months ended September 30, 2022, the Company introduced the new non-IFRS measure "Revenue at constant currency" and the new non-IFRS ratio "Revenue growth at constant currency". This measure and ratio provides insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our total revenue.
"Adjusted Loss" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax recovery.
"Adjusted Loss per Share - Basic and Diluted" is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted).
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue.

"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue.
"Revenue at constant currency" means revenue adjusted for the impact of foreign currency exchange fluctuations. Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period.
"Revenue growth at constant currency" means the year-over-year change in revenue at constant currency divided by reported revenue in the prior period.
See the financial tables below for a reconciliation of the non-IFRS financial measure and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We believe that our ability to increase the number of Customer Locations served by our platform, particularly those with a high GTV, is an indicator of our success in terms of market penetration and growth of our business.

Gross Payment Volume. “Gross Payment Volume” or “GPV” means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume at constant currency. “Gross Transaction Volume at constant currency” or “GTV at constant currency” means GTV adjusted for the impact of foreign currency exchange fluctuations. Current GTV for currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue, revenue at constant currency, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenue), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as increasing inflationary pressures, interest rates, and global economic uncertainty; events such as the ongoing COVID-19 pandemic and the Russian Invasion of Ukraine; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our revenue and the revenue generation potential of our payment-related and other solutions, our gross margins and future profitability, acquisition outcomes and synergies, the impact of legal proceedings, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenues
Subscription	74,494	59,374	148,054	109,299
Transaction-based	101,304	65,023	192,828	121,476
Hardware and other	7,901	8,821	16,699	18,363

Total revenues	183,699	133,218	357,581	249,138

Direct cost of revenues
Subscription	20,657	17,754	41,080	32,371
Transaction-based	70,011	39,472	132,912	71,661
Hardware and other	11,562	11,046	24,595	22,587

Total cost of revenues	102,230	68,272	198,587	126,619

Gross profit	81,469	64,946	158,994	122,519

Operating expenses
General and administrative	25,132	23,081	55,371	45,358
Research and development	36,596	30,092	72,232	52,308
Sales and marketing	64,337	51,693	132,982	93,963
Depreciation of property and equipment	1,188	1,020	2,409	1,889
Depreciation of right-of-use assets	2,063	2,008	4,110	3,633
Foreign exchange loss	29	6	472	255
Acquisition-related compensation	12,653	9,032	29,756	11,046
Amortization of intangible assets	25,684	22,797	51,560	39,810
Restructuring	603	—	1,810	197

Total operating expenses	168,285	139,729	350,702	248,459

Operating loss	(86,816)	(74,783)	(191,708)	(125,940)

Net interest income	4,851	719	6,858	945

Loss before income taxes	(81,965)	(74,064)	(184,850)	(124,995)

Income tax expense (recovery)
Current	516	95	780	725
Deferred	(2,538)	(15,072)	(4,891)	(17,296)

Total income tax recovery	(2,022)	(14,977)	(4,111)	(16,571)

Net loss	(79,943)	(59,087)	(180,739)	(108,424)

Other comprehensive loss

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(6,689)	(4,429)	(15,522)	(4,125)
Change in net unrealized loss on cash flow hedging instruments	(2,059)	(945)	(2,778)	(945)

Total other comprehensive loss	(8,748)	(5,374)	(18,300)	(5,070)

Total comprehensive loss	(88,691)	(64,461)	(199,039)	(113,494)

Net loss per share – basic and diluted	(0.53)	(0.43)	(1.21)	(0.80)

Weighted average number of Common Shares – basic and diluted	149,688,692	138,796,551	149,332,947	134,839,363

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	September 30, 2022	March 31, 2022
Assets	$	$

Current assets
Cash and cash equivalents	862,576	953,654
Trade and other receivables	57,119	45,766
Inventories	10,013	7,540
Other current assets	31,527	35,535

Total current assets	961,235	1,042,495

Lease right-of-use assets, net	22,937	25,539
Property and equipment, net	18,769	16,456
Intangible assets, net	357,180	409,568
Goodwill	2,091,056	2,104,368
Other long-term assets	26,452	21,400
Deferred tax assets	140	154

Total assets	3,477,769	3,619,980

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	73,462	78,307
Lease liabilities	6,809	7,633
Income taxes payable	6,672	6,718
Deferred revenue	62,931	65,194

Total current liabilities	149,874	157,852

Deferred revenue	1,598	2,121
Lease liabilities	19,346	23,037
Long-term debt	—	29,841
Accrued payroll taxes on share-based compensation	924	1,007
Deferred tax liabilities	1,608	6,833

Total liabilities	173,350	220,691

Shareholders’ equity
Share capital	4,255,533	4,199,025
Additional paid-in capital	171,438	123,777
Accumulated other comprehensive income (loss)	(15,623)	2,677
Accumulated deficit	(1,106,929)	(926,190)

Total shareholders’ equity	3,304,419	3,399,289

Total liabilities and shareholders’ equity	3,477,769	3,619,980

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Six months ended September 30,
	2022	2021
Cash flows from (used in) operating activities	$	$
Net loss	(180,739)	(108,424)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	26,740	8,972
Amortization of intangible assets	51,560	39,810
Depreciation of property and equipment and lease right-of-use assets	6,519	5,522
Deferred income taxes	(4,891)	(17,296)
Share-based compensation expense	73,589	37,043
Unrealized foreign exchange loss	290	429
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(10,434)	(321)
Inventories	(2,473)	(1,353)
Other assets	368	(3,858)
Accounts payable and accrued liabilities	(8,029)	9,286
Income taxes payable	(46)	283
Deferred revenue	(2,786)	1,841
Accrued payroll taxes on share-based compensation	(83)	1,371
Net interest income	(6,858)	(945)

Total operating activities	(57,273)	(27,640)

Cash flows from (used in) investing activities
Additions to property and equipment	(5,206)	(3,532)
Additions to intangible assets	(1,498)	—
Acquisition of businesses, net of cash acquired	—	(398,567)
Purchase of investments	(820)	—
Movement in restricted term deposits	—	344
Interest income	7,185	2,281

Total investing activities	(339)	(399,474)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	4,033	14,823
Proceeds from issuance of share capital	—	823,515
Share issuance costs	(193)	(33,659)
Repayment of long-term debt	(30,000)	—
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(4,106)	(3,049)
Financing costs	(373)	(788)

Total financing activities	(30,639)	800,842

Effect of foreign exchange rate changes on cash and cash equivalents	(2,827)	(704)

Net increase (decrease) in cash and cash equivalents during the period	(91,078)	373,024

Cash and cash equivalents – Beginning of period	953,654	807,150

Cash and cash equivalents – End of period	862,576	1,180,174

Interest paid	373	480
Income taxes paid	768	635

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, except percentages, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2022	2021	2022	2021
	$	$	$	$

Net loss	(79,943)	(59,087)	(180,739)	(108,424)
Net loss as a percentage of revenue	(43.5)%	(44.4)%	(50.5)%	(43.5)%
Share-based compensation and related payroll taxes(1)	34,928	28,798	73,230	45,473
Depreciation and amortization(2)	28,935	25,825	58,079	45,332
Foreign exchange loss(3)	29	6	472	255
Net interest income(2)	(4,851)	(719)	(6,858)	(945)
Acquisition-related compensation(4)	12,653	9,032	29,756	11,046
Transaction-related costs(5)	947	2,468	3,121	7,764
Restructuring(6)	603	—	1,810	197
Litigation provisions(7)	198	—	1,116	1,205
Income tax recovery	(2,022)	(14,977)	(4,111)	(16,571)

Adjusted EBITDA	(8,523)	(8,654)	(24,124)	(14,668)

Adjusted EBITDA as a percentage of revenue	(4.6)%	(6.5)%	(6.7)%	(5.9)%
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2022, share-based compensation expense was $35,061 and $73,589, respectively (September 2021 - expense of $24,656 and $37,043), and related payroll taxes was a recovery of $133 and $359, respectively (September 2021 - expense of $4,142 and $8,430). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended September 30, 2022, net loss includes depreciation of $2,063 related to right-of-use assets, interest expense of $251 on lease liabilities, and excludes an amount of $2,101 relating to rent expense ($2,008, $301, and $2,227, respectively, for the three months ended September 30, 2021). For the six months ended September 30, 2022, net loss includes depreciation of $4,110 related to right-of-use assets, interest expense of $522 on lease liabilities, and excludes an amount of $4,193 relating to rent expense ($3,633, $611, and $3,983, respectively, for the six months ended September 30, 2021).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Loss and Adjusted Loss per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2022	2021	2022	2021
	$	$	$	$

Net loss	(79,943)	(59,087)	(180,739)	(108,424)
Share-based compensation and related payroll taxes(1)	34,928	28,798	73,230	45,473
Amortization of intangible assets	25,684	22,797	51,560	39,810
Acquisition-related compensation(2)	12,653	9,032	29,756	11,046
Transaction-related costs(3)	947	2,468	3,121	7,764
Restructuring(4)	603	—	1,810	197
Litigation provisions(5)	198	—	1,116	1,205
Deferred income tax recovery	(2,538)	(15,072)	(4,891)	(17,296)

Adjusted Loss	(7,468)	(11,064)	(25,037)	(20,225)

Weighted average number of Common Shares (basic and diluted)	149,688,692	138,796,551	149,332,947	134,839,363

Net loss per share – basic and diluted	(0.53)	(0.43)	(1.21)	(0.80)
Adjusted Loss per Share - Basic and Diluted	(0.05)	(0.08)	(0.17)	(0.15)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2022, share-based compensation expense was $35,061 and $73,589, respectively (September 2021 - expense of $24,656 and $37,043), and related payroll taxes was a recovery of $133 and $359, respectively (September 2021 - expense of $4,142 and $8,430). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Cash Flows Used in Operating Activities (expressed in thousands of US dollars, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2022	2021	2022	2021
	$	$	$	$

Cash flows used in operating activities	(23,859)	(13,030)	(57,273)	(27,640)
Payroll taxes related to share-based compensation(1)	194	412	267	3,046
Acquisition-related compensation (2)	—	2,899	—	3,420
Transaction-related costs(3)	(220)	3,945	4,824	7,867
Restructuring(4)	1,230	279	1,813	1,089
Litigation provisions (5)	710	(1,775)	2,869	(1,775)
Capitalized internal development costs(6)	(895)	—	(1,498)	—

Adjusted Cash Flows Used in Operating Activities	(22,840)	(7,270)	(48,998)	(13,993)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These amounts also include adjustments related to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business.
(6)These amounts represent the cash outflows associated with capitalized internal development costs related to the Lightspeed B2B network. These amounts are included within the cash flows used in investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities. There were no capitalized internal development costs in the fiscal year ended March 31, 2022.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Gross profit	81,469	64,946	158,994	122,519
% of revenue	44.3%	48.8%	44.5%	49.2%
add: Share-based compensation and related payroll taxes(3)	2,212	1,799	4,458	2,994

Non-IFRS gross profit(1)	83,681	66,745	163,452	125,513
Non-IFRS gross profit as a percentage of revenue(2)	45.6%	50.1%	45.7%	50.4%

General and administrative expenses	25,132	23,081	55,371	45,358
% of revenue	13.7%	17.3%	15.5%	18.2%
less: Share-based compensation and related payroll taxes(3)	8,626	6,805	18,711	10,174
less: Transaction-related costs(4)	634	2,171	2,495	7,169
less: Litigation provisions(5)	198	—	1,116	1,205

Non-IFRS general and administrative expenses(1)	15,674	14,105	33,049	26,810
Non-IFRS general and administrative expenses as a percentage of revenue(2)	8.5%	10.6%	9.2%	10.8%

Research and development expenses	36,596	30,092	72,232	52,308
% of revenue	19.9%	22.6%	20.2%	21.0%
less: Share-based compensation and related payroll taxes(3)	9,984	7,956	20,869	12,160

Non-IFRS research and development expenses(1)	26,612	22,136	51,363	40,148
Non-IFRS research and development expenses as a percentage of revenue(2)	14.5%	16.6%	14.4%	16.1%

Sales and marketing expenses	64,337	51,693	132,982	93,963
% of revenue	35.0%	38.8%	37.2%	37.7%
less: Share-based compensation and related payroll taxes(3)	14,106	12,238	29,192	20,145
less: Transaction-related costs(4)	313	297	626	595

Non-IFRS sales and marketing expenses(1)	49,918	39,158	103,164	73,223
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	27.2%	29.4%	28.9%	29.4%
(1)This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change.
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business.

Reconciliation from IFRS to Non-IFRS Results (continued) Revenue and revenue growth rate at constant currency (expressed in thousands of US dollars, except percentages, unaudited)

	Three months ended September 30,	Six months ended September 30,

	2022	2022
	$	$

Total revenue as reported	183,699	357,581
Foreign currency exchange impact on revenue(1)	3,520	6,428

Revenue at constant currency	187,219	364,009
Revenue growth rate	38%	44%

Revenue growth rate at constant currency	41%	46%

	2021	2021
Total revenue as reported	133,218	249,138
(1)Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period.